UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Everi Holdings Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-32622	20-0723270
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7250 S. Tenaya Way, Suite 100, Las Vegas, Nevada 89113
(Address of principal executive offices) (Zip Code)

Kate C. Lowenhar-Fisher, Executive Vice President, Chief Legal Officer - General Counsel and Corporate Secretary
(800) 833-7110
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
__	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 — Conflict Minerals Disclosure
Items 1.01 and 1.02. Conflict Minerals Disclosure and Report; Exhibit
Conflict Minerals Disclosure
A copy of Everi Holdings Inc.’s Conflict Minerals Report for the year ended December 31, 2024 is attached hereto as Exhibit 1.01 and is publicly available at https://www.everi.com/investor-relations/financial-reports/sec-filings/.
Section 3 — Exhibits
Item 3.01. Exhibits

Exhibit No.	Document

1.01	Conflict Minerals Report for the period of January 1 to December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EVERI HOLDINGS INC.

Date: May 23, 2025	By:	/s/ Todd A. Valli
Todd A. Valli
Senior Vice President, Chief Accounting Officer